UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File Nos. 333-218503, 333-218504, 333-225158, 333-225163 and 333-239080 and on Form S-8: File Nos. 333-196622, 333-203042, 333-227082, 333-229760, and 333-234696.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2021	BROOKFIELD PROPERTY PARTNERS, L.P., by its general partner, Brookfield Property Partners Limited

	By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Sixth Amendment, dated March 31, 2021, to the Second Amended and Restated Limited Partnership Agreement of Brookfield Property Partners L.P., dated August 8, 2013.